Filed Pursuant to Rule 433
Registration No. 333-161767
May 13, 2010
Pricing Term Sheet
The Procter & Gamble Company
0.95% Notes due May 20, 2015

Issuer:	The Procter & Gamble Company
Aggregate Principal Amount Offered:	¥100,000,000,000
Maturity Date:	May 20, 2015
Coupon (Interest Rate):	0.95%, accruing from May 20, 2010
Price to Public (Issue Price):	99.817% of principal amount
Yield to Maturity:	0.98750%
Mid-swap rate:	0.70750%
Spread to mid-swap rate:	+28 basis points
Interest Payment Dates:	May 20 and November 20, commencing November 20, 2010
Day Count Convention:	Actual/365 (non-leap, equal semi-annual payments)
Tax Redemption:	The notes will not be redeemable prior to maturity unless certain events occur involving United States taxation as described in the Prospectus Supplement
Trade Date:	May 13, 2010
Settlement Date (T+4):	May 19, 2010, which is the fourth business day following the trade date specified above (such settlement cycle being referred to as “T+4”). Purchasers should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the succeeding business days may be affected by the T+4 settlement.
Common Code:	051093607
ISIN Number:	XS0510936072
Denominations:	¥100,000,000 x ¥10,000,000
Joint Book-Running Managers:	Citigroup Global Markets Limited, The Hongkong and Shanghai Banking Corporation Limited, Mitsubishi UFJ Securities International PLC
Co-Managers:	Banc of America Securities LLC, Deutsche Bank Securities Inc., Goldman Sachs International, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc
Type of Offering:	SEC Registered
Expected Listing:	Application has been made for listing on the Irish Stock Exchange on terms described in the Prospectus Supplement
Long-term Debt Ratings:	Moody’s: Aa3 (Stable); S&P: AA- (Stable)

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at 1-877-858-5407, The Hongkong and Shanghai Banking Corporation Limited toll-free at 1-866-811-8049 or Mitsubishi UFJ Securities International PLC toll-free at 1-877-649-6848.
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